[Walter Industries, Inc. Letterhead]

                      December 14, 2004

Pamela Long
Dorine H. Miller
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Walter Industries, Inc. Post Effective Amendment No. 1 to Registration Statement on Form S-3, File No. 333-117391 Filed on December 2, 2004

Ladies and Gentlemen:

        On behalf of Walter Industries, Inc. (the "Company"), I herewith transmit for filing via EDGAR with the Securities and Exchange Commission (the "Commission") Post Effective Amendment No. 2 to the Company's Registration Statement on Form S-3 (File No. 333-117391) ("Post-Effective Amendment No. 2").

        By letter to the Company dated December 8, 2004 (the "Comment Letter") the staff of the Commission (the "Staff") provided a comment with respect to Post-Effective Amendment No. 1 to the Registration Statement.

        Set forth below is the Company's response to the Comment Letter. I have included the original comment in italics for ease of reference.

Selling Securityholders, page 69

1.
Comment:

  Identify any selling shareholders who are broker/dealers or state that none are. Identify the selling shareholders who are affiliates of broker/dealers, as you refer to in footnote (3) to the table.

  Response:

        In response to the Staff's comment, the Company has distinguished selling securityholders that are broker-dealers from selling securityholders that are affiliates of broker-dealers by the addition of new footnote (3) that indicates which selling securityholders are brokers-dealers. Footnote (4) indicates which selling securityholders are affiliates of broker-dealers. See Post-Effective Amendment No. 2 at page S-5.

*    *    *    *    *

        In addition to incorporating the changes as indicated in the responses above, the enclosed Post-Effective Amendment No. 2 also reflects certain technical and other changes.

        If you have any questions regarding Post-Effective Amendment No. 2 or any other matters, please do not hesitate to contact the undersigned at (813) 871-4120 or Peter J. Gordon (212-455-2605) or John D. Lobrano (212-455-2890) of Simpson Thacher & Bartlett LLP.

                      Very truly yours,

                      /s/ Victor P. Patrick

                      Victor P. Patrick